Exhibit 99.1

Execution Copy

NINTH AMENDING AGREEMENT

THIS AGREEMENT is made as of February 17, 2011

BETWEEN:

BAYTEX ENERGY LTD., a corporation amalgamated under the laws of the Province of Alberta (hereinafter referred to as the "Borrower"),

OF THE FIRST PART,

- and -

THE TORONTO-DOMINION BANK, BNP PARIBAS (CANADA), UNION BANK, CANADA BRANCH, THE BANK OF NOVA SCOTIA, CANADIAN IMPERIAL BANK OF COMMERCE, NATIONAL BANK OF CANADA, ROYAL BANK OF CANADA, SOCIÉTÉ GÉNÉRALE (CANADA BRANCH), and CREDIT SUISSE AG, TORONTO BRANCH (hereinafter referred to collectively as the "Lenders" and individually as a "Lender"),

OF THE SECOND PART,

- and -

THE TORONTO-DOMINION BANK, a Canadian chartered bank, as agent of the Lenders (hereinafter referred to as the "Agent"),

OF THE THIRD PART.

WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

1.             Interpretation

1.1           In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

"Agreement" means this agreement, as amended, modified, supplemented or restated from time to time.

"Credit Agreement" means the amended and restated credit agreement made as of July 9, 2003, as amended and restated as of September 3, 2003, as further amended and restated as of June 9, 2006, and as further amended and restated as of November 29, 2007, between the Borrower, the Lenders and the Agent, as amended by the first amending agreement made as of June 4, 2008, the second amending agreement made as of May 7, 2009, the third amending agreement made as of May 29, 2009, the fourth amending agreement made as of July 29, 2009, the fifth amending agreement made as of September 1, 2009, the sixth amending agreement made as of June 28, 2010, the seventh amending agreement made as of August 30, 2010 and the eighth amending agreement executed and delivered as of December 16, 2010 and made and effective as of January 1, 2011.

1.2           Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement, as amended by this Agreement.

1.3           The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.  The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.

1.4           This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.5           The following schedules are annexed hereto and are incorporated by reference and deemed to be part hereof:

Schedule A – Lenders and Commitments; and

Schedule B – Form of Confirmation of Guarantee and Security.

2.             Amendments and Supplements.

2.1           Increase in Syndicated Facility.  The existing definition of "Syndicated Facility" contained in Section 1.1(1) of the Credit Agreement is hereby amended to delete "Cdn.$600,000,000" where it appears in the second line thereof and to substitute therefor the amount of "Cdn.$625,000,000".  The parties hereto hereby confirm and agree that the maximum principal amount of the Syndicated Facility is hereby increased to Cdn.$625,000,000 from Cdn.$600,000,000.

2.2           Increase in Borrowing Base.  The Lenders hereby confirm and agree that as of the date hereof the Borrowing Base has been determined to be Cdn.$650,000,000.

2.3           New Schedule A, Revised Syndicated Facility Commitments.  Schedule A to the Credit Agreement is hereby deleted in its entirety and replaced with Schedule A attached hereto, inter alia, to reflect the change of the Syndicated Facility Commitments of certain Lenders to the amount set forth opposite their names on such new Schedule A.

2.4           Amendments to Definitions.

(a)	The following new definition of "Additional Approved Senior Unsecured Notes" shall be added to Section 1.1(1) of the Credit Agreement in the appropriate alphabetical order:

"Additional Approved Senior Unsecured Notes" means Debt issued by the Parent or the Borrower (and including Guarantees thereof by Subsidiaries): (a) the aggregate outstanding principal amount of which does not, in the aggregate at any time, exceed U.S.$200,000,000; (b) which bears interest at a rate not to exceed 7.00% per annum; and (c) in respect of which each of the requirements set forth in subparagraphs (A) through (E), inclusive, of Section 10.2(e)(ii) has been satisfied.

(b)
The definition of "Permitted Debt" in Section 1.1(1) of the Credit Agreement is hereby amended by adding "and Additional Approved Senior Unsecured Notes" immediately after the words "Approved Senior Unsecured Notes" in paragraph (f) thereof.

2.5           Purpose.  The existing Section 2.3 of the Credit Agreement is hereby amended by adding "or Additional Approved Senior Unsecured Notes" immediately after the words "Approved Senior Unsecured Notes" in each instance in which they appear therein.

2.6           Limitation on Debt.  The existing Section 10.2(e) of the Credit Agreement is hereby amended by:

(a)	adding "or Additional Approved Senior Unsecured Notes" immediately after the words "Approved Senior Unsecured Notes" in paragraph (ii) thereof; and

(b)	adding "in the case of Approved Senior Unsecured Notes only," at the beginning of subparagraph (F) thereof.

3.             Funding of Loans to Reflect Revised Commitments

3.1           Funding of Outstanding Loans under the Syndicated Facility.  In order to give effect to the amendments set forth in Section 2.1, upon the satisfaction of the conditions precedent set forth below, the Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent or any of the Lenders (including the assignment of interests in, or the purchase of participations in, existing Loans) to give effect to the foregoing increase in the Syndicated Facility and to ensure that, subject to Section 3.2, the aggregate Obligations owing to each Lender under the Syndicated Facility are outstanding in proportion to each Lender's Rateable Portion of all outstanding Obligations under the Syndicated Facility after giving effect to such increase.

3.2           Outstanding Libor Loans.  The parties hereby acknowledge that, on the date hereof, Libor Loans having Interest Periods ending after the date hereof may be outstanding (the "Outstanding Libor Loans").  Notwithstanding any provision of the Credit Agreement or this Agreement to the contrary, until the expiry of the applicable Interest Periods, the Rateable Portion of each Lender with respect to such Outstanding Libor Loans shall be such Lender's Rateable Portion prior to giving effect to any change to such Lender's Syndicated Facility Commitments as set forth herein.  From time to time, as the Interest Periods of the Outstanding Libor Loans expire and Rollovers and Conversions are made by the Borrower in respect thereof, each of the Lenders shall participate in the Loans effecting such Rollovers and Conversions to the full extent of its Syndicated Facility Commitment after giving effect to the provisions of this Agreement.

4.             Fees Payable in Respect of Increase in Commitments and in Respect of Existing Commitments.

The Borrower hereby agrees to pay to the Agent, for each Lender, a fee in Canadian Dollars in an amount equal to [AMOUNT OF FEE HAS BEEN REDACTED] of the increase in the aggregate Commitments of each Lender.

5.             Representations and Warranties

The Borrower hereby represents and warrants as follows to each Lender and the Agent and acknowledges and confirms that each Lender and the Agent is relying upon such representations and warranties:

(a)	Capacity, Power and Authority

(i)
It is duly amalgamated and is validly subsisting under the laws of its jurisdiction of amalgamation and has all the requisite corporate capacity, power and authority to carry on its business as presently conducted and to own its property; and

(ii)	It has the requisite corporate capacity, power and authority to execute and deliver this Agreement.

(b)	Authorization; Enforceability

It has taken or caused to be taken all necessary action to authorize, and has duly executed and delivered, this Agreement, and this Agreement is a legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, reorganization, winding up, insolvency, moratorium or other laws of general application affecting the enforcement of creditors' rights generally and to the equitable and statutory powers of the courts having jurisdiction with respect thereto.

(c)	Compliance with Other Instruments

The execution, delivery and performance by the Borrower of this Agreement and the consummation of the transactions contemplated herein do not conflict with, result in any breach or violation of, or constitute a default under the terms, conditions or provisions of its articles, by-laws or other constating documents or any unanimous shareholder agreement relating to, the Borrower or of any law, regulation, judgment, decree or order binding on or applicable to the Borrower or to which its property is subject or of any material agreement, lease, licence, permit or other instrument to which the Borrower or any of its Subsidiaries is a party or is otherwise bound or by which any of them benefits or to which any of their property is subject and do not require the consent or approval of any Governmental Authority or any other party.

(d)	Credit Agreement Representations and Warranties

Each of the representations and warranties of the Borrower set forth in Section 9.1 of the Credit Agreement is true and accurate in all material respects as of the date hereof.

(e)	No Default

No Default or Event of Default has occurred or is continuing.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or Lenders' Counsel.  Such representations and warranties shall survive until the Credit Agreement has been terminated.

6.             Conditions Precedent

The amendments and supplements to the Credit Agreement contained herein shall be effective upon, and subject to, the satisfaction of the following conditions precedent:

(a)	the Borrower shall have paid to the Agent, for each Lender, the fees required to be paid pursuant to Section 4 hereof;

(b)
each Material Subsidiary that has previously executed and delivered the Security (except Baytex Luxembourg and the Borrower) shall have executed and delivered to the Agent on behalf of the Lenders a Confirmation of Guarantee and Security in the form attached hereto as Schedule B;

(c)
the Parent shall have executed and delivered to the Agent on behalf of the Lenders a confirmation respecting each of: (i) the Subordination Agreement made as of January 1, 2011 among the Parent, the Agent and the Borrower; (ii) the Guarantee made as of January 1, 2011 by the Parent in favour of the Agent, the Lenders and the Hedging Affiliates; and (iii) the other Security it has previously executed and delivered to the Agent and the Lenders, such confirmation to be in form and substance satisfactory to the Agent and Lenders' Counsel, acting reasonably;

(d)
Baytex Resources Corp. and each other Material Subsidiary that has not previously executed and delivered Security shall have executed and delivered Security to the Agent, and all registrations, filings and recordings necessary or desirable (as determined by the Lenders' Counsel, acting reasonably) in connection with such Security shall have been made and completed;

(e)
the Parent, the Borrower and each Material Subsidiary (other than Baytex Luxembourg) shall have delivered to the Agent, if applicable, a current certificate of status, compliance or good standing, as the case may be, in respect of its jurisdiction of incorporation, certified copies of its constating documents, by-laws and other organizational documents (or a certification there have been no changes thereto (i) in respect of Baytex Marketing Ltd., since November 29, 2007, (ii) in respect of Baytex U.S., since June 28, 2010; (iii) in respect of Baytex Oil & Gas Ltd. and Baytex Energy Partnership, since June 4, 2008; and (iv) in respect of the Borrower and the Parent, since January 1, 2011) and the resolutions authorizing the Documents to which it is a party and the transactions thereunder and an Officer's Certificate as to the incumbency of the officers thereof signing the Documents to which it is a party;

(f)
the Agent and the Lenders shall have received legal opinions from counsel to the Borrower, the Parent and each Material Subsidiary (other than Baytex U.S. and Baytex Luxembourg) respecting this Agreement, the Documents to be entered into pursuant to this Agreement (including the Documents referenced in clauses (b) above) and the transactions contemplated hereby in form and substance satisfactory to the Lenders in their sole discretion; and

(g)
receipt by each Lender, as applicable, of all information, including supporting documentation and other evidence, reasonably requested by any such Lender or the Agent pursuant to any anti-money laundering, anti-terrorist financing, government sanction and "know your client" laws at least 5 Banking Days prior to the date hereof.

The foregoing conditions precedent are inserted for the sole benefit of the Lenders and the Agent and may be waived in writing by the Lenders, in whole or in part (with or without terms and conditions).

7.             Confirmation of Credit Agreement and other Documents

The Credit Agreement and the other Documents to which the Borrower is a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement as amended and supplemented by this Agreement and each of the other Documents to which the Borrower is a party is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective from and as of the date hereof upon satisfaction of the conditions precedent set forth in Section 6 hereof.

8.             Further Assurances

The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

9.             Enurement

This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

10.           Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.  Such executed counterparts may be delivered by facsimile or other electronic transmission and, when so delivered, shall constitute a binding agreement of the parties hereto.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BAYTEX ENERGY LTD.

By:	(Signed) "Derek Aylesworth"
Name: Derek Alyesworth
Title: Chief Financial Officer

LENDERS:

THE TORONTO-DOMINION BANK

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

BNP PARIBAS (CANADA)

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

UNION BANK, CANADA BRANCH

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

THE BANK OF NOVA SCOTIA

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

NATIONAL BANK OF CANADA

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

ROYAL BANK OF CANADA

By:	(Signed)
Name:
Title:

By:
Name:
Title:

SOCIÉTÉ GÉNÉRALE (CANADA BRANCH)

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

CREDIT SUISSE AG, TORONTO BRANCH

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

AGENT:

THE TORONTO-DOMINION BANK, in its capacity as Agent

By:	(Signed)

SCHEDULE A

LENDERS AND COMMITMENTS

Commitments
Lender	Operating Facility Commitment	Syndicated Facility Commitment
The Toronto-Dominion Bank	[Redacted]	[Redacted]
BNP Paribas (Canada)	[Redacted]	[Redacted]
Union Bank, Canada Branch	[Redacted]	[Redacted]
The Bank of Nova Scotia	[Redacted]	[Redacted]
Canadian Imperial Bank of Commerce	[Redacted]	[Redacted]
Royal Bank of Canada	[Redacted]	[Redacted]
National Bank of Canada	[Redacted]	[Redacted]
Société Générale (Canada Branch)	[Redacted]	[Redacted]
Credit Suisse AG, Toronto Branch	[Redacted]	[Redacted]
Total	Cdn.$25,000,000	Cdn.$625,000,000

SCHEDULE B

FORM OF CONFIRMATION OF GUARANTEE AND SECURITY

CONFIRMATION OF GUARANTEE AND SECURITY

TO:	The Lenders and Hedging Affiliates
AND TO:	The Toronto-Dominion Bank, as agent of the Lenders (the "Agent")

WHEREAS Baytex Energy Ltd. (the "Borrower") entered into an amended and restated credit agreement made as of July 9, 2003, as amended and restated as of September 3, 2003, as further amended and restated as of June 9, 2006, and as further amended and restated as of November 29, 2007 between the Borrower, the Lenders and the Agent (as amended and supplemented to the date hereof, the "Credit Agreement");

AND WHEREAS the undersigned guaranteed (a) all of the Obligations of the Borrower under, pursuant or relating to the Credit Agreement and the other Documents and (b) all of the Lender Financial Instrument Obligations (collectively, the "Guaranteed Obligations"), in each case, pursuant to the guarantee made as of [●] (the "Guarantee") granted by the undersigned in favour of the Agent, the Lenders and the Hedging Affiliates;

AND WHEREAS, as collateral security for its obligations under the Guarantee, the undersigned executed and delivered to the Agent, on behalf of the Lenders and the Hedging Affiliates, a general security agreement, a demand debenture and a debenture pledge agreement each dated as of [•] (collectively, the "Security");

AND WHEREAS, pursuant to a ninth amending agreement (the "Ninth Amending Agreement") made as of the date hereof, the Borrower, the Lenders and the Agent have agreed to further amend and supplement the Credit Agreement;

AND WHEREAS the undersigned has been provided with a true, correct and complete copy of the Ninth Amending Agreement;

AND WHEREAS the undersigned wishes to confirm to the Agent, the Lenders and the Hedging Affiliates that the Guarantee and Security continue to apply to the Guaranteed Obligations of the Borrower.

IN CONSIDERATION of the sum of Cdn.$10.00 now paid by the Agent, the Lenders and the Hedging Affiliates to the undersigned and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the undersigned hereby confirms and agrees that each of the Guarantee and the Security is and shall remain in full force and effect in all respects notwithstanding the amendment of the Credit Agreement and the amendments and supplements contained in the Ninth Amending Agreement and shall continue to exist and apply to all of the Guaranteed Obligations of the Borrower, including, without limitation, the Guaranteed Obligations of the Borrower under, pursuant or relating to the Credit

Agreement as amended by the Ninth Amending Agreement.  This Confirmation is in addition to and shall not limit, derogate from or otherwise affect any provisions of the Guarantee or Security including, without limitation, Article 2 and Article 3 of the Guarantee.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement as amended by the Ninth Amending Agreement, as the context requires.

DATED as of February 17, 2011.

[Insert applicable Material Subsidiary]

By:
Name:
Title:

By:
Name:
Title: